UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 9 to Kurz Schedule 13D filed April 6, 2000)*
(Amendment No. 1 to Konig Schedule 13D filed April 25, 2008)*

EMAK WORLDWIDE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

294724 10 9
(CUSIP Number)

Donald A. Kurz c/o Artemis Capital Partners, LLC 10801 National Boulevard, Suite 600 Los Angeles, CA 90064 (310) 424-5785
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	294724 10 9	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Donald A. Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,420,271 shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,420,271 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,420,271 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	294724 10 9	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Samuel Konig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 368,064
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 368,064
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 368,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	294724 10 9	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Michael Konig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 285,210
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 285,210
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 285,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	294724 10 9	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 141,041
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 141,041
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 141,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	294724 10 9	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Sems Diversified Value, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 129,284
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 129,284
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 129,284
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	294724 10 9	Page	7	of	13

1	NAMES OF REPORTING PERSONS: Mitchell H. Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 108,600
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 108,600
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 108,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	294724 10 9	Page	8	of	13

This Schedule 13D (this “Schedule”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Donald A. Kurz, Samuel Konig, Michael Konig, Trinad Capital Master Fund, Ltd., Sems Diversified Value, LP, and Mitchell H. Kurz (collectively, the “Reporting Persons”).  The Reporting Persons in the aggregate hold 2,452,470 shares of the Issuer's Common Stock, representing 35.6% of the issued and outstanding shares of the Issuer's Common Stock.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

This Schedule amends the Schedule 13D filed by Donald A. Kurz on April 6, 2000, as amended in a filing by Donald A. Kurz on August 21, 2001, a filing by Donald A. Kurz on March 29, 2002, a filing by Donald A. Kurz on November 1, 2005, a filing by Donald A. Kurz and Mitchell H. Kurz on January 31, 2006, a filing by Donald A. Kurz and Mitchell H. Kurz on April 13, 2006, a filing by Donald A. Kurz on July 20, 2006, a filing by Donald A. Kurz on November 2, 2007 and a filing by Donald A. Kurz on January 31, 2008 (the “Kurz Schedule 13D”) and constitutes Amendment No. 9 to the Kurz Schedule 13D.

This Schedule also amends the Schedule 13D filed by Samuel Konig and Michael Konig on April 25, 2008 (the “Konig Schedule 13D”) and constitutes Amendment No. 1 to the Konig Schedule 13D.

This Amendment is filed for the purpose of reporting the formation of a group by the Reporting Parties for the purposes described in Item 4 below.  It also reports increases in the beneficial ownership of shares of Common Stock by Samuel Konig and Michael Konig representing in each case less than one percent of the outstanding shares of Common Stock of the Issuer.

Item 1. Security and Issuer.

This statement relates to shares of  Common Stock of EMAK WORLDWIDE, INC. (the "Issuer").  The principal executive offices of the Issuer are located at 6330 San Vicente Boulevard, Los Angeles, California 90048.

Item 2. Identity and Background.

Donald A. Kurz is principally employed as a business executive by Artemis Capital Partners, LLC.  His business address is c/o Artemis Capital Partners, LLC, 10801 National Boulevard, Suite 600, Los Angeles, CA 90064.  Donald A. Kurz is a citizen of the United States of America.

Samuel Konig is principally employed as a private investor.  Samuel Konig conducts his investment activities in his personal account.  His principal business address is 19707 Turnberry Way, Suite 27C, Aventura, FL 33180. Samuel Konig is a citizen of the United States of America.

Michael Konig is principally employed as a private investor.  Michael Konig conducts his investment activities in his personal account.  His principal business address is 21200 NE 38th Ave., #605, Aventura, FL 33180. Michael Konig is a citizen of the United States of America.

CUSIP No.	294724 10 9	Page	9	of	13

Trinad Capital Master Fund, Ltd. is a Cayman Islands company engaged in the business of micro-cap investments.  Its principal business address is 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.  Robert Ellin and Jay Wolf are directors of Trinad Capital Master Fund, Ltd.  Messrs. Ellin and Wolf are principally employed as members of Trinad Management, LLC, who direct the activities of Trinad Capital Master Fund, Ltd.  Their principal business address is 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.  Messrs. Ellin and Wolf are both citizens of the United States of America.

Sems Diversified Value, LP is a Delaware private investment partnership engaged in the business of managing certain investments.  Sems Advisors, LLC is the general partner of Sems Diversified Value, LP and is a Delaware limited liability company engaged in the business of managing an investment fund.  Lloyd Sems is the Managing Member of Sems Advisors, LLC.  Mr. Sems is principally employed as general partner.  The principal business address for each of Sems Diversified Value, LP, Sems Advisors, LLC and Mr. Sems is 7 Dey Street, Suite 1101, New York, NY 10007. Mr. Sems is a citizen of the United States of America.

Mitchell H. Kurz is principally employed as a high school teacher in the South Bronx, NY.  His principal business address is 1363 Fulton Avenue, Bronx, NY 10456.  Mitchell H. Kurz is a citizen of the United States of America.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds for the purchases by other Reporting Persons are as follows:

Reporting Person	Number of Shares	Amount of Funds	Source of Funds
Donald A. Kurz	1,420,271	Not Applicable	Not Applicable
Samuel Konig	368,064	$312,670	Personal Funds
Michael Konig	285,210	$270,436	Personal Funds
Trinad Capital Master Fund, Ltd.	141,041	$144,425	Working Capital
Sems Diversified Value, LP	129,284	$165,232	Working Capital
Mitchell H. Kurz	108,600	Not applicable	Not Applicable

CUSIP No.	294724 10 9	Page	10	of	13

Item 4 Purpose of the Transaction

The Reporting Persons have a common belief that the Company needs to pursue appropriate measures and actions to enhance shareholder value, which may include the proposed acquisition by Marlin Equity Partners, LLC or other corporate actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons will seek to coordinate their efforts in this regard through communication with the Company’s management, board of directors, other current or prospective shareholders, other industry participants, investment and financing professionals and others.

The Reporting Persons may in the future take additional actions in connection with the Company that they agree are appropriate including, but not limited to, seeking management and board changes, bringing litigation against directors of the Company, and making proposals to the Company concerning management, operations, governance, mergers and acquisitions.

The Reporting Persons acquired the shares independently for the purposes set forth in their respective Schedule 13D's and each retains the independent right to buy, hold, sell and vote his shares.  Each Reporting Person may, from time to time, acquire additional shares or dispose of some or all shares owned, engage in lending, hedging or similar transactions with some or all of his shares, or may continue to hold his shares, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer, and his individual investment objectives and considerations and other factors he deems appropriate.  Each Reporting Person may change his intention with respect to any or all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

According to the Issuer's Annual Report on Form 10-Q for the period ended March 31, 2008, there were 6,883,677 shares of Common Stock of the Issuer issued and outstanding as of May 4, 2008.  The Reporting Persons in the aggregate hold 2,452,470 shares of the Issuer's Common Stock, representing 35.6% of the issued and outstanding shares, as more particularly set forth below:

Reporting Person	No. of Shares
Donald A. Kurz	1,420,271
Samuel Konig	368,064
Michael Konig	285,210
Trinad Capital Master Fund, Ltd.	141,041
Sems Diversified Value, LP	129,284
Mitchell H. Kurz	108,600

Mr. Kurz and Crown EMAK Partners, LLC (formerly known as Crown Acquisition Partners, LLC) (“Crown”) entered into that certain Voting and Irrevocable Proxy Agreement dated as of March 29, 2000, as amended, pursuant to which Crown may be deemed to have shared voting power over the shares of Issuer Common Stock beneficially owned by Mr. Kurz, as described more fully in the Kurz Schedule 13D filed on April 6, 2000 to which this statement is an amendment. The deemed shared voting power relates to Mr. Kurz’s agreement to vote in favor of two of Crown’s nominees to the Board of Directors of the Company if Crown is not otherwise able to elect two directors.

CUSIP No.	294724 10 9	Page	11	of	13

Each of the Reporting Persons other than Donald A. Kurz has the sole power to vote or direct the vote and dispose or to direct the disposition of the shares described in this Schedule 13D.

Item 5 of the Konig Schedule 13D is hereby amended as follows:

(c)(i) Since the last Konig Schedule 13D filing, Samuel Konig has made the following transactions in shares of Issuer’s Common Stock:

Date	Shares	Price per Share ($)	Transaction

7/1/2008	1,800	1.815	sale

6/9/2008	813	0.74	purchase

6/2/2008	2,200	0.64	purchase

5/30/2008	2,500	0.64	purchase

5/5/2008	500	0.75	purchase

4/23/2008	2,000	0.7	purchase

4/21/2008	15,000	0.78	purchase

(c)(ii) Since the last Konig Schedule 13D filing, Michael Konig has made the following purchases of shares of Issuer’s Common Stock:

Date	Shares	Price per Share ($)	Transaction

5/9/2008	12,500	0.77	purchase

4/23/2008	12,500	0.798	purchase

4/21/2008	15,210	0.63	purchase

There have not been any transactions in the shares of Issuer’s Common Stock by any of the other Reporting Persons during the past 60 days.

Of the 108,600 shares beneficially owned by Mitchell H. Kurz, 10,000 shares are held by the Mitchell and Sandy Kurz Charitable Trust, of which Mitchell H. Kurz is Trustee.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

See Item 4.

Mr. Kurz and Crown EMAK Partners, LLC (formerly known as Crown Acquisition Partners, LLC) (“Crown”) entered into that certain Voting and Irrevocable Proxy Agreement dated as of March 29, 2000, as amended, pursuant to which Crown may be deemed to have shared voting power over the shares of Issuer Common Stock beneficially owned by Mr. Kurz, as described more fully in the Kurz Schedule 13D filed on April 6, 2000 to which this statement is an amendment. The deemed shared voting power relates to Mr. Kurz’s agreement to vote in favor of two of Crown’s nominees to the Board of Directors of the Company if Crown is not otherwise able to elect two directors.

CUSIP No.	294724 10 9	Page	12	of	13

Pursuant to Rule 13D-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Except as set forth in this Item 6, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1       Joint Filing Agreement, dated July 16, 2008, among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(k)(1).

CUSIP No.	294724 10 9	Page	13	of	13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2008

/s/ Donald A. Kurz
Donald A. Kurz

/s/ Samuel Konig
Samuel Konig

/s/ Michael Konig
Michael Konig

TRINAD CAPITAL MASTER FUND, LTD.

By: /s/ Jay Wolf
Name: Jay Wolf
Title: Director

SEMS DIVERSIFIED VALUE, LP
By: Sems Advisors, LLC, its General Partner

By: /s/ Lloyd Sems
Name: Lloyd Sems
Title: Managing Member

/s/ Mitchell H. Kurz
Mitchell H. Kurz